AMENDMENT I
                              TO THE LANTRONIX, INC.
                                 2000 STOCK PLAN

WHEREAS, this Amendment I to the Lantronix, Inc. 2000 Stock Plan (the "Amendment") shall amend and become a part of the Lantronix, Inc. 2000 Stock Plan (the "Plan").

NOW THEREFORE, in consideration of the promises and covenants made herein, the Plan is amended as follows:

Section 2.  Definitions.  Paragraph (l) "Disability" is replaced in its entirety
            -----------
as  follows:

(l)     "Disability"  means  any  disability  that  results  in  termination  of
         ----------
employment.

Section  8.  Term  of  Option.  This  section  is  replaced  in  its entirety as
             ----------------
follows:

The term of each Option shall be ten (10) years from the date of grant unless otherwise set forth in this Plan. An Option Agreement may provide for a shorter term, but in no event shall an Option term be greater than ten (10) years. Furthermore, in no event shall an exercise period for an Option exceed the term of the Option. Moreover, in the case of an Incentive Stock Option granted to an Optionee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

Section  11.  Stock  Purchase  Rights.  Paragraph  (b)  "Repurchase  Option"  is
              -----------------------
replaced  in  its  entirety  as  follows:

(b)     Repurchase Option.  Unless the Administrator deter-mines other-wise, the
        -----------------
Restricted Stock Purchase Agreement shall grant the Company a repurchase option exercisable upon the volun-tary or involuntary termination of the purchaser's service with the Company for any reason (including death or Disability). The pur-chase price for Shares repurchased pursuant to the Restricted Stock Purchase Agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to the Company. The repurchase option shall lapse at a rate determined by the Administrator but in any event shall lapse at the rate of at least Twenty Percent (20%) of the securities per year over Five (5) years from the date the option is granted.

WHEREFORE, this Amendment shall become effective as of the date it is first adopted by the Board of Directors of Lantronix.